Exhibit 99.2

M A N A G E M E N T   I N F O R M A T I O N   C I R C U L  A R

ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 3P5

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of Alamos Gold Inc. (the “Company” or “Alamos”) will be held at The TMX Broadcast Centre, 130 King Street West, Toronto, Ontario, on Thursday, June 6, 2013, at 4:00 p.m., Toronto Time, in order to:

1.	receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2012, and the auditors’ report thereon;

2.	elect directors who will serve until the next annual meeting of shareholders;

3.	appoint auditors that will serve until the next annual meeting of shareholders and authorize the directors to set their remuneration; and

4.	transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The Board of Directors of the Company has fixed the close of business on May 3, 2013 as the record date for determining the shareholders who are entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment thereof. Alamos has prepared a list, as of the close of business on the record date, of the holders of Alamos common shares. A holder of record of common shares of Alamos whose name appears on such list is entitled to vote the shares shown opposite such holder’s name on such list at the Meeting.

Shareholders are cordially invited to attend the Meeting. Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company’s registrar and transfer agent, Computershare Investor Services Inc., not later than 4:00 p.m., Toronto time, on June 4, 2013.

DATED at Toronto, Ontario, this 1st day of May, 2013.

By Order of the Board of Directors,

“Matthew Howorth”
Matthew Howorth
Vice President, Legal and Corporate Secretary

v | ALAMOS GOLD INC